September 17, 2024

Michael W. Kalb
EVP and Chief Financial Officer
CATALYST PHARMACEUTICALS, INC.
355 Alhambra Circle
Suite 801
Coral Gables, FL 33134

       Re: CATALYST PHARMACEUTICALS, INC.
           Form 10-Q for the period ending June 30, 2024
           Filed August 7, 2024
           Form 8-K filed February 29, 2024
           File No. 001-33057
Dear Michael W. Kalb:

       We have reviewed your September 5, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 16, 2024 letter.

Form 8-K filed February 29, 2024
Exhibit 99.1
Reconciliation of Non-GAAP Metrics, page 9

1. We have reviewed your response to prior comment 1. We believe adjustments to exclude acquired in-process research and development expense are inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure
       Interpretations. Please confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation
       S-K or Regulation G as well as the guidance in Question 100.01 of the Non-
       GAAP Financial Measures Compliance and Disclosure Interpretations. Please contact Sasha Parikh at 202-551-3627 or Jenn Do at 202-551-3743
if you have
 September 17, 2024
Page 2

questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences